BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON NOVEMBER 12, 2024

1.           DATE, TIME AND PLACE: Held on November 12, 2024, at 10 a.m., in São Paulo City, São Paulo State, at the BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 25º floor, Chácara Santo Antônio, Zip Code 04794-000.

2.           CALL AND ATTENDANCE: Call duly carried out pursuant to the Fiscal Council Internal Regulation of BRF S.A. (“Company”), with the presence of the totality of the members of the Fiscal Council, namely: Messrs. Marco Antonio Peixoto Simões Velozo, Ricardo Florence dos Santos and Alexandre Eduardo de Melo. Were also present as guests, considering the topics on the Agenda, Messrs. Bruno Machado Ferla, Vice-President of Institutional, Legal and Compliance; and Fabio Luis Mendes Mariano, Vice-President of Finance and Investor Relations, as well as Messrs. Octavio Zampirollo and André Barbosa, representatives of Grant Thornton Auditores Independentes (“Grant Thornton”).

3.           PRESIDING BOARD: President: Mr. Marco Antonio Peixoto Simões Velozo. Secretary: Mr. Mateus Boeira Garcia.

4.           AGENDA: Analysis and discussion of the Quarterly Financial Information for the quarter ended September 30, 2024 (“3rd ITR/2024”).

5.           RESOLUTIONS: Once the agenda has been examined, the following matter was discussed, and the following resolution was taken:

5.1.   Regarding the Agenda, the members of the Company's Fiscal Council were presented with information regarding the 3rd ITR/2024. After analysis and discussion, the members of the Company's Fiscal Council became aware of the 3rd ITR/2024.

Page 1 de 2 Extract from the Minutes of the Ordinary Meeting of the Fiscal Council held on November 12, 2024

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

6.           DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, November 12, 2024.

Mateus Boeira Garcia

Secretary

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Extract from the Minutes of the Ordinary Meeting of the Fiscal Council held on November 12, 2024